UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K     [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q     [_] Form N-SAR

[_] Form N-CSR

For Period Ended: December 31, 2017

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INDEPENDENCE HOLDING COMPANY

Full Name of Registrant:

 Former Name if Applicable

96 Cummings Point Road

Address of Principal Executive Office (Street and Number)

Stamford, CT 06902

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file, without unreasonable effort and expense, its Form 10-K Annual Report for the year ended December 31, 2017. The Company requires additional time to complete certain analysis to allow the Company’s independent registered public accounting firm to complete their audit of such items.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Teresa A. Herbert	(203)	358-8000
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in the registrant’s filings, the registrant sold all of the membership interests of its subsidiary IHC Risk Solutions, LLC (RS) and co-insured all of the in-force stop-loss insurance business of Standard Security Life Insurance Company of New York and Independence American Insurance Company produced by RS in 2016.  This continues to cause a significant change in results of operations in the 2017 fiscal year as compared to the corresponding period for the 2016 fiscal year. As disclosed in the registrant’s press release announcing its 2017 fourth quarter and annual results issued on March 16, 2018, the registrant recorded a decrease in net income from $123,298,000 in 2016 to $42,042,000 in the same period in 2017, primarily due to the gain of approximately $100 million on the sale of RS in 2016.

INDEPENDENCE HOLDING COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 19, 2018By:  /s/ Teresa A. Herbert

Teresa A. Herbert

Chief Financial Officer

Forward-looking Statements

Certain statements and information contained in this release may be considered “forward-looking statements,” such as statements relating to management's views with respect to future events and financial performance.  Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements.  Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC’s ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC’s other news releases and filings with the Securities and Exchange Commission.  IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.